UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

David J. Field

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100	Page 1

1.	Name Of Reporting Person David J. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,607,211
	8.	Shared Voting Power 1,360,448
	9.	Sole Dispositive Power 2,607,211
	10.	Shared Dispositive Power 1,360,448
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,967,659
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100	Page 2

Preliminary Note: This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed to amend and supplement the Schedule 13D originally filed on November 12, 2008 (as amended to date, the “Schedule 13D”) by David J. Field. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D. This Amendment No. 5 is being filed to update the percent of the Class A common stock owned by the reporting person based on the number of shares of Class A common stock outstanding as of March 6, 2018, as disclosed in the Form 10-K for the year ended December 31, 2017, filed by the Company on March 16, 2018. As a result, the Reporting Person beneficially owns less than 5% of the outstanding shares of Class A Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	Amount Beneficially Owned:	3,967,659

David J. Field beneficially owns 3,967,659 shares which includes: (i) 1,717,961 shares of Class A common stock for which David J. Field is the record holder; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which David J. Field is the record holder; (iii) 140,000 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,360,448 shares of Class A common stock held of record by David J. Field as co-trustee of three trusts.

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	2,607,211

	(ii)	shared power to vote or to direct the vote:	1,360,448

	(iii)	sole power to dispose or to direct the disposition of:	2,607,211

	(iv)	shared power to dispose or to direct the disposition of:	1,360,448

(c)    During the past sixty (60) days David J. Field is deemed to have disposed of 105,111 shares of Class A common stock of the Company, as follows:

•	100,000 shares were forfeited on February 18, 2018. These share were underlying restricted stock units which lapsed unvested as the market conditions were not satisfied.

•	5,111 shares were withheld on February 19, 2018 for a deemed value of $10.40 per share in order to satisfy the tax obligations in connection with the vesting of shares of restricted stock.

(e)    As of the date hereof, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Class A common Stock.

CUSIP No. 293639100	Page 3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2018
Date

/s/ David J. Field
Signature

David J. Field
Name/Title